Exhibit 99.1

CM Seven Star Announces Results of Annual Meeting of Shareholders

BEIJING, April 29, 2019 (GLOBE NEWSWIRE) -- CM Seven Star Acquisition Corporation (“CM Seven Star”) (NASDAQ: CMSS), a blank check company formed for the purpose of entering into a business combination with one or more businesses, and Renren Inc. (“Renren”) (NYSE: RENN), which operates a used car business and SaaS business, today announced the results of CM Seven Star’s annual meeting (the “Meeting”) held on April 29, 2019 (adjourned from April 24). At the meeting, holders of the ordinary shares of CM Seven Star were asked to approve the share exchange agreement dated as of November 2, 2018 by and among CM Seven Star, Kaixin Auto Group (“Kaixin”) and Renren (the “Share Exchange Agreement”), and other related proposals. Renren owns 100% of the issued and outstanding shares of Kaixin. As previously announced, the record date for those eligible to receive notice of and to vote at the annual meeting of shareholders was March 28, 2019.

As of the record date, CM Seven Star had 26,323,092 outstanding ordinary shares. 72.7% of outstanding ordinary shares were voted at the Meeting, representing a quorum. The holders of the ordinary shares of CM Seven Star voted to approve the Share Exchange Agreement and the other items presented at the meeting as follows:

	Votes For	Votes Against	Abstentions
Business Combination Proposal	19,092,862	50,532	-
Proposal to increase in the number of authorized ordinary shares of CM Seven Star to 500,000,000	19,004,127	79,106	60,161
Proposal to approve as a special resolution the change of CM Seven Star’s name to Kaixin Auto Holdings and the adoption of the Second Amended and Restated Memorandum and Articles of Association	19,004,127	79,106	60,161
Proposal to approve the issuance of more than 20% of the issued and outstanding ordinary shares of CM Seven Star	19,004,127	79,106	60,161
Proposal to approve the 2018 CM Seven Star Equity Incentive Plan	19,032,701	50,532	60,161

In addition, 19,013,494  of the shares represented at the meeting voted in favor of each of the directors standing for re-election, and 129,900 of such shares voted against each of the directors.

The closing of the transaction contemplated by the Share Exchange Agreement is anticipated to take place on April 30, 2019.

About CM Seven Star

In October of 2017, CM Seven Star Acquisition Corporation, a Cayman Islands exempted limited liability company completed its initial public offering. Sponsored by Shareholder Value Fund, a Cayman fund controlled by members of its Board of Directors, which has selected CM Asset Management (Hongkong) Company Limited (“CMAM”) to serve as the investment manager for the fund. CMAM is a wholly owned subsidiary of China Minsheng Financial Holding Corporation Limited, a Hong Kong Stock Exchange listed Company. CM Seven Star was formed as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. CM Seven Star’s efforts to identify a prospective target business will not be limited to a particular industry or geographic location.

About Renren Inc.

Renren Inc. operates a used auto business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol “RENN”.

About Kaixin Auto Group

Founded in 2015 as a venture into China’s used car financing market by its corporate parent Renren Inc., Kaixin Auto Group is a leading premium used car dealership in China. Supported by the rapid growth of China’s used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value added and after-sale services.

Important Notice Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transaction between CM Seven Star Acquisition Corporation (“CM Seven Star”), Renren Inc. (“Renren”) and Kaixin Auto Group (“Kaixin”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of CM Seven Star and Kaixin to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Kaixin or CM Seven Star; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of CM Seven Star’s common stock; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kaixin and CM Seven Star to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in CM Seven Star’s Annual Report on Form 10-K for the fiscal year ending December 31, 2018 filed with the SEC, in CM Seven Star’s quarterly reports on Form 10-Q filed with the SEC subsequent thereto and in the proxy statement on Schedule 14A filed with the SEC by CM Seven Star in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and CM Seven Star, Renren, Kaixin, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In China:
The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6201
Email: Kaixin@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Jean Marie Young
Tel: +1-212-481-2050
Email: Kaixin@tpg-ir.com